UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form-U: Progress Update
☑ Form C/A: Amend to Offering Statement
   ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-A-TR: Termination of Reporting

Name of issuer
Balloonr, Inc. (f/k/a Balooner Inc., Balooner, LLC)

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    June 3, 2015

Physical address of issuer
111 New Montgomery Street, Suite 605, San Francisco, CA 94105

Website of issuer
https://balloonr.com

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of six percent (6.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd SAFE Units of the issuer that is equal to two percent (2.0%) of the total number of Crowd SAFE Units sold by the issuer in the Offering.

Type of security offered
Crowd SAFE (Simple Agreement for Future Equity) Units

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
December 31, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	381,176.00	493,795.00
Cash & Cash Equivalents	20,051.00	32,210.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$96,059.00	$42,978.00
Long-term Debt	$289,603.00	$281,303.00
Revenues/Sales	$52.116.00	$39,330.00
Cost of Goods Sold	$19,599.00	$43,884.00
Taxes Paid	($1,200.00)	($1,239.00)
Net Income	($311,752.00)	($364,228.00)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands, Canada

July 3, 2018

FORM C-A

Balloonr, Inc.



Up to $1,070,000.00 of Crowd SAFE (Simple Agreement for Future Equity) Units

This Form C-A (including the cover page and all exhibits attached hereto, the "Form C-A") is being furnished by Balloonr, Inc., a Delaware Corporation (the "Company," as well as references to "we", "us", or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Safe Units (Crowdfunding Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C-A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of six percent (6.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of Crowd SAFE Units of the issuer that is equal to two percent (2.0%) of the total number of Crowd SAFE Units sold by the issuer in the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$6.00	$94.00
Aggregate Minimum Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   OpenDeal Inc. dba "Republic" will receive two percent (2.0%) of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C-A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://balloonr.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-A is July 3, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C-A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C-A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C-A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C-A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C-A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED

TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE PURCHASER LIVES WITHIN CANADA, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURUTIES ACQUIRED IN THIS OFFERING.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C-A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the

circumstances. As you read and consider this Form C-A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year.

Once posted, the annual report may be found on the Company's website at: https://balloonr.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C-A
You should rely only on the information contained in this Form C-A. We have not authorized anyone to provide you with information different from that contained in this Form C-A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-A is accurate only as of the date of this Form C-A, regardless of the time of delivery of this Form C-A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the

Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C-A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-A. The Company does not expect to update or otherwise revise this Form C-A or other materials supplied herewith. The delivery of this Form C-A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C-A. This Form C-A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-A and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C-A and the Exhibits hereto in their entirety.

Balloonr, Inc. (the "Company" or "Balloonr") is a Delaware corporation, formed on June 3, 2015. The Company was formerly organized as Baloonr, LLC, and Ohio limited liability company, on January 22, 2014 and converted to a Delaware corporation known as Baloonr, Inc. on June 3, 2015. The Company amended its name to Balloonr, Inc. on March 22, 2018.

The Company is located at 111 New Montgomery Street, Suite 605, San Francisco, CA 94105.

The Company's website is https://balloonr.com.

The information available on or through our website is not a part of this Form C-A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C-A.

The Business

The Offering

Minimum amount of Crowd SAFE Units being offered	25,000
Total Crowd SAFE units outstanding after Offering (if minimum amount reached) *	25,000
Maximum amount of Crowd SAFE Units	1,070,000
Total Crowd SAFE Units outstanding after Offering (if maximum amount reached)	1,070,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	December 31, 2018
Use of proceeds	See the description of the use of proceeds on page 21 hereof.
Voting Rights	See the description of the voting rights on page 34 hereof.

*The quantity of Crowd SAFE Units represented is not inclusive of the commission to the intermediary, which will result in an increase in Crowd SAFE Units issued and outstanding, proportionally.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers in our data centers and on our networks. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. Despite our security measures,

our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by adhering to industry standards for technical infrastructure and information security. We also meet or exceed all regulatory requirements, including the European Union's General Data Protection Regulation.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Amanda Greenberg and Noah Bornstein who are Chief Executive Officer and Chief Technology Officer of the Company. The Company has or intends to enter into employment agreements with Noah Bornstein and Amanda Greenberg although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Noah Bornstein and Amanda Greenberg or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Noah Bornstein and Amanda Greenberg in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Noah Bornstein and Amanda Greenberg die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity and uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and, in the future, various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements

for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party

vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies that can enhance our product offerings, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product development delays and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy and internet usage may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new features and innovations in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In

addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Future competitors may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber

attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

The Crowd Safe (Crowdfunding Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Crowd Safe Crowd Safe (Crowdfunding Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Safe (Crowdfunding Simple Agreement for Future Equity). Because the Crowd Safe (Crowdfunding Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Safe (Crowdfunding Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Safe (Crowdfunding Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Crowd Safe (Crowdfunding Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide.

Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C-A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 79.1% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C-A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Balloonr is a software platform that removes the most costly cognitive biases (groupthink, anchoring, etc.) from collaboration, decision-making, and innovation. As a result, companies and organizations are able to balloon otherwise unreachable wisdom and foster a true idea meritocracy.

Business Plan

Our product, Balloonr, is a software platform that helps to remove the most costly cognitive biases from collaboration, innovation, and decision-making. Balloonr is a cloud-based app (web and iOS) that is sold as a subscription (SaaS) to teams, companies, and organizations across diverse industries. Teams and companies of various sizes purchase Balloonr for use. The Company will continue to expand its platform with new features, integrations, and other capabilities to better support our customers and drive stronger and stronger outcomes. ____________________

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Balloonr Application	Balloonr is a cloud-based software application to surface and prioritize ideas, information, and feedback from any group. It mitigates the most costly biases so that all ideas are evaluated on their merits.	Balloonr is used by a wide range of users, teams, companies, and organizations across industries. Our customers include Fortune 50 companies, startup and mid-market technology companies, universities, and hospitals.

We are currently designing and developing a new version of our software application, to be released late Q3 or early Q4 2018. The new version will include an improved user experience and technical extensibility, for future feature development. The production and release of the new version might use the proceeds of this Offering, although the proceeds are not necessary to meet our planned initial release. Please see 'Use of Proceeds' herein for more information.

Additionally, we are designing a developing software that will be built-into our core Balloonr application that leverages data, artificial intelligence, and machine learning. This software will provide our customers with unique insights about their company, organization, operations, and culture.

We sell software subscriptions directly to businesses and organizations through our online website and in-house business development team. Accompanying services such as Customer Success, Customer Support, Single Sign On and other software integrations are sold alongside the subscriptions and typically account for 20-25% of each sale.

Competition
Depending on the use case, our primary competitors are non-digital processes like sticky note exercises or digital communication platforms like e-mail.

The broad market for business collaboration software is competitive, but we are creating a new category within the space. In most of the segments in which we sell our product, we are competing against manual processes or general collaboration software. We are uniquely positioning the Company and our leadership to establish both a strong visionary role, and market position, in the new software category we are creating.

Supply Chain and Customer Base
As our primary business is Software as a Service ("SaaS"), we do not have a strong reliance on any specific suppliers to provide our core product and services. We use Amazon Web Services for technology infrastructure and web hosting, Mixpanel and Google Analytics for analytics, and Intercom for customer success and support. Our most important asset is our people. We look to hiring exceptional talent at all levels and positions within the Company, to enhance our competitiveness, continue to build innovative products, and expand our entry into the market.

Our customers include users, teams, companies, and organizations from a wide range of functional areas and industries, including Fortune 50 companies, tech startups, mid-market technology companies, universities, and hospitals.

Intellectual Property

Trademarks
Trademark: 'BALOONR'
Registration Number: 4969145
Goods/Services Description: Computer services, namely, creating virtual communities for registered users to organize groups and events, participate in discussions, and engage in business and community networking; platform as a service (PAAS) featuring computer software for anonymous web sharing of content, anonymous distribution of content via a global computer network or the Internet, and for providing on-line reviews of published and distributed content; providing an online interactive website featuring technology that enables users to publish and distribute their own content and ideas on-line and provide on-line reviews and commentary from other users on content and ideas.
File Date: October 6, 2013
Registration Date: May 31, 2016
Jurisdiction: USA

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities, as well as to the laws and regulations of international countries and bodies, such as the European Union (the "EU"). These laws and regulations are subject to change. Specifically, as an internet and technology business, the Company is subject to the California Online Privacy Protection Act 2003 ("CalOPPA"), the US Federal Trade Commission's Children's

Online Privacy Protection Rule ("COPPA"), and the European Union's General Data Protection Regulation (GDPR). None of these existing regulations create any significant burden or material risk for the Company.

Litigation
The Company is currently not subject to litigation.

Other
The Company's principal address is 111 New Montgomery Street, Suite 605, San Francisco, CA 94105

The Company has no additional addresses.

The Company conducts business throughout the U.S. and its headquarters are located in California.

Because this Form C-A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	5.61%	$60,000
Estimated Attorney Fees	12.00%	$3,000	0.28%	$3,000
Estimated Accountant/Auditor Fees	8.00%	$2,000	0.18%	$2,000
General Marketing	0.00%	$0	0.47%	$5,000
Research and Development	0.00%	$0	9.35%	$100,000
Equipment Purchases	0.00%	$0	0.47%	$5,000
Future Wages	0.00%	$0	58.41%	$625,000
General Working Capital	74.00%	$18,500	25.23%	$270,000
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

* The Use of Proceeds chart is not inclusive of fees paid for use of the Form C-A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due at the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The company may alter the user of proceeds when the needs of execution demand the allocation of capital in order to effectively execute, as per the discretion of Company Officers and/or Directors.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Noah Bornstein

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Technology Officer (01/22/2014 - current) Vice President (01/22/2014 - current)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
January 2015 - Current
Technology Entrepreneur: Chief Technology Officer, Vice President and Co-Founder, Balloonr, Inc.
Responsibilities: Oversee all technical aspects of the company, including developing the company's strategy for using technological resources and executing on product development.

Education
Carnegie Mellon University: Masters of Human-Computer Interaction;
Miami University: Non-degree, computer science
International Academy of Design and Technology: BFA, Recording Arts

Name
Amanda Greenberg

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President, Secretary and Treasurer (01/22/2014 - current) President (01/22/2014 - current)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
January 2015 - Current
Technology Entrepreneur: Chief Executive Officer, President and Co-Founder, Balloonr, Inc.
Responsibilities: Create, plan, implement, and integrate the strategic direction of the company, including all components and departments of the business.

Education
University of North Carolina-Chapel Hill, Gillings School of Global Public Health: Masters of Science in Public Health, Environmental Sciences & Engineering
Dartmouth College: AB, Environmental Studies

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Noah Bornstein

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Technology Officer (01/22/2014 - current) Vice President (01/22/2014 - current)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
January 2015 - Current

Technology Entrepreneur: Chief Technology Officer, Vice President and Co-Founder, Balloonr, Inc.
Responsibilities: Oversee all technical aspects of the company, including developing the company's strategy for using technological resources and executing on product development.

Education
Carnegie Mellon University: Masters of Human-Computer Interaction;
Miami University: Non-degree, computer science
International Academy of Design and Technology: BFA, Recording Arts

Name
Amanda Greenberg

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President, Secretary and Treasurer (01/22/2014 - current), President (01/22/2014 - current)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
January 2015 - Current
Technology Entrepreneur: Chief Executive Officer, President and Co-Founder, Balloonr, Inc. Responsibilities: Create, plan, implement, and integrate the strategic direction of the company, including all components and departments of the business.

Education
University of North Carolina-Chapel Hill, Gillings School of Global Public Health: Masters of Science in Public Health, Environmental Sciences & Engineering
Dartmouth College: AB, Environmental Studies

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 3 employees in California, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Common Stock

The Company is authorized to issue eleven million (11,000,000) shares of a single class of capital stock (the "Common Stock"), with a par value $0.0001 per share.

The Company has issued the following outstanding Securities:

On June 3, 2015, pursuant to Section 4(a)(2) exemption under the Securities Act of 1933, Ms. Amanda Greenberg purchased 4,080,000 shares of the Company's Common Stock for aggregate proceeds of $408.00, at a purchase price of $0.0001 per share.

On June 3, 2015, pursuant to Section 4(a)(2) exemption under the Securities Act of 1933, Mr. Noah Bornstein purchased 3,910,000 shares of the Company's Common Stock for aggregate proceeds of $391.00, at a purchase price of $0.0001 per share.

On June 3, 2015, pursuant to Section 4(a)(2) exemption under the Securities Act of 1933, DreamIt Fund II, L.P. purchased 510,000 shares of the Company's Common Stock for aggregate proceeds of $25,000.00, at a purchase price of $0.0490 per share. These shares were fully vested at the time of purchase.

Additionally, 101,010 options issued by the Company to purchase Common Stock have been exercised. See 'Options' section below for description of options issued by the Company.

As of the date of this Form C-A, there are 8,601,010 shares of Common Stock issued and outstanding.

Voting Rights of Common Stock Holders:
Each share has one vote. Directors then in office holding a majority of the votes (or such greater number required by applicable law) of all directors then in office shall constitute a quorum for the transaction of business. The vote of directors holding a majority of votes present at a meeting at which a quorum is present shall be the act of the board of directors. Unless otherwise restricted by the certificate of incorporation, any action required or permitted to be taken at any meeting of the board of directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board of directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Employee Stock Option Plan
The Board of Directors has also adopted an equity incentive plan for the Company's employees and managers (the "Plan"). Pursuant to the Plan, 1,500,000 shares of Common Stock are intended to be reserved for allocation in the form of stock options and restricted stock awards to employees and managers. As soon as stock and/or options are granted under said Plan, the ownership percentages of other holders of the Company's Common Stock will be diluted.

287,375 Options are issued and outstanding pursuant to said Plan, as further described below. 1,111,615 shares of Common Stock are currently reserved for future awards.

Options Issued under the Plan
From January 2016 through May 2018, the Company issued a series a nonqualified stock option grants to eight key employees and advisors pursuant to the Plan for the aggregate purchase of

388,385 shares of the Company's common stock for a purchase price of $0.12299 per share (the collectively the "Options"). Of the 388,385 issued and non-cancelled Options granted, 174,664 remain subject to vesting and 101,010 have been exercised. The exercise of the 287,375 remaining Options may limit, dilute or qualify the Crowd SAFEs. Assuming the Options were to be exercised as of the date of this Form C-A, the holders would own 2.85% of the Company.

Warrants

On January 18, 2016, in reliance of Regulation D, Rule 506(b) of the Securities Act, the Company granted a single investor (the "Warrant Holder") the right to purchase 101,010 shares of the Company's common stock for a purchase price of $0.12299 (the "Warrant Shares"). At the option of the Warrant Holder, the Warrant vested and became exercisable in increments of 20,202 between January 31, 2016 and May 31, 2016. The Warrant contains an exercise period of ten years. The proceeds of the Warrant sale were intended to be allocated to R&D and employee salaries. The Warrants have not been exercised and may limit, dilute or qualify the Crowd SAFEs as a result of certain purchase rights granted to Warrant Holder. Assuming the Warrants were to convert prior to the Offering, holders would own up to 1.0% of the Company.

Additionally, on June 9, 2017, in reliance on the Section 4(a)(2) exemption under the Securities Act, the Company granted EVPI Investments I LP – Series 2 (the "EVPI Warrant Holder") the right to purchase seven-tenths of one percent (0.70%) of the issued and outstanding Common Stock of the Company as of the date of exercise of this Warrant (the "Exercise Date") based on the Company's fully diluted capitalization (such number of shares, the "Warrant Shares"), at an aggregate exercise price equal to the number of Warrant Shares issuable under this Warrant multiplied by the Exercise Price (the "Aggregate Exercise Price"). The exercise price per Warrant Share (the "Exercise Price") shall equal the quotient represented by (x) $8.0 million divided by (y) as of immediately prior to the exercise of this Warrant, the aggregate issued and outstanding shares of the Common Stock, assuming conversion or exercise of all outstanding options, warrants and convertible securities, excluding this Warrant but including any shares reserved for grant under any equity incentive or similar plans of the Company (the "Fully Diluted Capitalization"). On June 26, 2018, the Company and the EVPI Warrant Holder amended the terms of the EVPI Promissory Note (described below), effective July 1, 2018, to increase the purchase right under this Warrant from 0.70% to 1.4% of the issued and outstanding Common Stock of the Company. This Warrant shall be exercisable on and after the date of its issuance and shall expire, without notice, at 5:00 p.m., New York time, on June 9, 2027 (the "Expiration Date"). The Warrant has not been exercised and may limit, dilute, or qualify the Crowd SAFEs as a result of certain purchase rights granted to EVPI Warrant Holder.

Convertible Securities

Convertible Notes

The October 2014 to January 2016 Convertible Notes
Between October 2014 and January 2016, the Company issued nine convertible promissory notes to nine investors for the aggregate principal amount of $275,000 under Section 4(a)(2) or Regulation D, Rule 506(b) of the Securities Act. The convertible notes accrue interest at a rate of 2.0% or 5.0% per annum. These convertible notes originally had maturity dates ranging from December 11, 2017 to January 31, 2020. On July 2, 2018, the maturity dates of these convertible notes were extended to January 31, 2020, at which time the outstanding principal amount of and all accrued interest under each Convertible Note (the "Principal Balance") shall automatically convert into equity securities of the Company at a price per share equal to the lesser of: (i) 80% of

the price per share of the Preferred Shares sold in the Qualified Equity Financing (defined therein); or (ii) $5,000,000 (the "Target Valuation") divided by the Fully-Diluted Capitalization ((i) or (ii), as applicable, the "Conversion Price"). The total number of shares issuable upon conversion pursuant to each Convertible Note will be determined by dividing the relevant Convertible Note's principal balance by the Conversion Price, rounded to the nearest whole share (the "Total Shares"). The Total Shares will consist of: (A) that number of Preferred Shares obtained by dividing (1) the Principal Balance by (2) the price per share of the Preferred Shares ("Investor Preferred Shares") and (B) that number of shares of Common Stock of the Company equal to the Total Shares minus the Investor Preferred Shares.

Currently, the principal and interest on these convertible notes are outstanding and have not been converted into equity securities in the Company. The proceeds of this offering were used for R&D, employee salaries, and general operational expenses.

> ### *The January 2018 Convertible Note*
On January 18, 2018, the Company issued a single convertible promissory note to a single investor for the aggregate principal amount of $250,000 (the "Principal Balance") under Regulation D, Rule 506(b) of the Securities Act. The convertible note accrues interest at a rate of 5.0% per annum. The convertible note has a maturity date of January 31, 2020 (the "Maturity Date"), at which time at the option and upon the election of the Requisite Investors, into Common Stock of the Company at a price per share equal to the quotient obtained by dividing (x) $5,000,000 by (y) the Fully-Diluted Capitalization.

In the event the Company consummates, prior to the Maturity Date, an equity financing pursuant to which it sells any series of its equity securities (the "Preferred Shares") with an aggregate sales price of not less than $1,000,000, excluding any and all convertible indebtedness which is converted into Preferred Shares, and with the principal purpose of raising capital (a "Qualified Equity Financing"), then the outstanding principal amount of and all accrued interest under this Note (the "Principal Balance") shall automatically convert into equity securities of the Company at a price per share equal to the lesser of: (i) 80% of the price per share of the Preferred Shares sold in the Qualified Equity Financing; or (ii) $5,000,000 (the "Target Valuation") divided by the Fully-Diluted Capitalization ((i) or (ii), as applicable, the "Conversion Price"). The total number of shares issuable upon conversion pursuant to this Section 4(a) will be determined by dividing the Principal Balance by the Conversion Price, rounded to the nearest whole share (the "Total Shares"). The Total Shares will consist of: (A) that number of Preferred Shares obtained by dividing (1) the Principal Balance by (2) the price per share of the Preferred Shares ("Investor Preferred Shares") and (B) that number of shares of Common Stock of the Company equal to the Total Shares minus the Investor Preferred Shares.

The proceeds of this offering are intended to be used for R&D, employee salaries, and general operational expenses.

> ### *SAFEs*
On February 27, 2017 and March 30, 2017, the Company issued two SAFEs to two investors for the aggregate principal amount of $50,000.00 under Section 4(a)(2) of the Securities Act. The SAFEs convert upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation, at which time the Company will automatically issue to the investors a number of shares of Safe Preferred Stock equal to $50,000.00 divided by the Conversion Price. Currently, SAFEs are outstanding and have not been converted into equity securities in the Company. The

proceeds of this offering were used for R&D and to pay employees' salaries. The conversion of the SAFEs may limit, dilute or qualify the Crowd SAFEs issued in this Offering as a result of certain purchase rights granted to its holders.

KISS-A

On October 31, 2016, under the Section 4(a)(2) exemption under the Securities Act, the Company issued a KISS-A to 500 Startups IV, L.P., a Delaware limited partnership ("500 Startups") in the amount of $150,000. The KISS-A converts upon the occurrence of various events, including upon the Company's next equity financing of $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale) into the Company's capital stock in an amount equal to 6% of the Company's fully diluted capitalization immediately following the next equity financing, or following a corporate transaction; however, upon a corporate transaction, the Company may elect to pay holder an amount equal to 2 times the Purchase Price. Additionally, the 18 months from the date of issuance, the holder may elect that the KISS-A be converted into a number of conversion shares equal to 6% of the fully diluted capitalization of the Company immediately following the conversion. The KISS-A has not been electively converted and may limit, dilute or qualify the Crowd SAFEs as a result of certain purchase rights granted to 500 Startups. The holder is entitled to information rights, right of first offer, participation rights in the next equity financing and observer rights to attend all meetings the Company's board. The proceeds from this offering were used for R&D and to pay employees' salaries.

Debt

The Company has the following debt outstanding:

Type of debt	Loan / Promissory Note
Name of creditor	EVPI Investments I LP – Series 2
Amount outstanding	$59,123.24
Interest rate and payment schedule	15.00% per annum
Amortization schedule	Monthly payments up to Maturity date.
Describe any collateral or security	(i) any and all amounts owed to the Company now or in the future from any merchant processor(s) processing charges made by customers of the Company via credit card or debit card transactions; and (ii) all other tangible and intangible personal property, including, but not limited to (a) cash and cash equivalents, (b) inventory, (c) equipment, (d) investment property, including certificated and uncertificated securities, securities accounts, security entitlements, commodity contracts and commodity accounts, (e) instruments, including promissory notes, (f) chattel paper, including tangible chattel paper and electronic chattel paper, (g) documents, (h) letter of credit rights, (i) accounts, including healthcare insurance receivables, (j) deposit accounts, (k) commercial tort claims, (l) general intangibles, including payment intangibles and software and (m) as extracted collateral as such terms may from time to time be defined in the UniForm C-Aommercial Code.
Maturity date	April 1, 2020
Other material terms	A warrant was issued to Creditor in connection with this loan. See section titled 'Warrants' above for more information. Moreover, on June 26, 2018, the Company and Creditor memorialized an extension to this Loan's term and increased the interest rate to 15.0% per annum. The amendment to the Loan came into effect July 1, 2018.

Additionally, see the description of 'Convertible Notes' above for more information.

Valuation
The Securities being sold in this Offering are Crowd SAFEs that convert into a number of securities contingent on the Company's valuation in a future equity financing. You are encouraged to

determine your own independent value of the Company prior to investing. Based on the Offering price of the Securities, there is no pre-Offering value ascribed to the Company.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by the co-founders: Amanda Greenberg and Noah Bornstein.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Amanda Greenberg	40.4%
Noah Bornstein	38.7%

Following the Offering, the Purchasers will own 0% of the Company if the Minimum Amount is raised and 0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Although it would be feasible to reach profitability in the next 12 months following receipt of the Offering proceeds, we do not expect to achieve profitability. We are currently focusing our resources on rapid product development and acquiring talent. Our business objectives are to: - quickly establish product-market-fit - achieve $1,000,000 in annual recurring revenue by years-end - create a new category in the enterprise collaboration software market.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan. Specifically, we can hire additional engineers to accelerate our product roadmap, which will ultimately lead to higher Annual Contract Value in addition to higher engagement and lower customer support costs. Because we have already allocated the proceeds to specific uses dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 1,070,000 of Crowd SAFE Units (Crowdfunding Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer shall pay to the Intermediary at the conclusion of the Offering a cash fee consisting of 6.0% (six percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The Intermediary shall receive Crowd SAFE (Simple Agreement for Future Equity) Units in a principle amount that is equal to 2.0% (two percent) of the aggregate principal amount of all Crowd SAFE Units issued in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $7,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $7,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities do not have any voting rights. Further, upon conversion of the Crowd SAFE Units into capital stock of the Company due to a qualified subsequent equity financing, Crowd Safe holders will continue to not have the right to vote and will be tied to the votes of those holders of securities of the same class and economic type.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd SAFE (Crowdfunding Simple Agreement for Future Equity).

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not engaged in any transactions with related persons.

Conflicts of Interest

Notably, the Company's Co-founders and directors, Amanda Greenberg and Noah Bornstein, are a married couple. To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Amanda Greenberg
(Signature)

Amanda Greenberg
(Name)

Director, President, Secretary, Treasurer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-A has been signed by the following persons in the capacities and on the dates indicated.

/s/Amanda Greenberg
(Signature)

Amanda Greenberg
(Name)

Director, Chief Executive Officer
(Title)

 July 3, 2018
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Noah Bornstein
(Signature)

Noah Bornstein
(Name)

Director, Chief Technology Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-A has been signed by the following persons in the capacities and on the dates indicated.

/s/Noah Bornstein
(Signature)

Noah Bornstein
(Name)

Director, Chief Technology Officer
(Title)

July 3, 2018
(Date)

EXHIBITS
Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Crowd SAFE
Exhibit D   Video Transcript

EXHIBIT A

Financial Statements

EXHIBIT B

Company Summary

EXHIBIT C

Crowd SAFE

Video Transcript

Balloonr, Inc.

Financial Statements (Unaudited)

For the Years Ended December 31, 2016 and 2017

Together with Independent Accountants' Review Report

Index to Financial Statements (Unaudited)



FINANCE & ACCOUNTING

STARTUP CFO — SEED TO IPO

To Whom it May Concern

We have reviewed the accompanying financial statements of Balloonr, Inc., a Delaware corporation (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes prim6arily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Marpé

Marpé Finance & Accounting
San Jose, California
June 19, 2018

Balloonr, Inc.
Financial Statements (Unaudited) for the Years Ended December 31, 2016 and 2017

Balance Sheets
(Unaudited)

	December 31,			
	2016		**2017**	
Assets				
Current assets				
Cash	$	30,712	$	17,881
Other current assets		1,498		2,170
Total current assets		32,210		20,051
Capitalized software development costs		42,332		37,326
Notes receivable, founders		69,376		-
Other noncurrent assets		349,877		323,799
Total assets	$	493,795	$	381,176
Liabilities and Stockholders' Equity				
Current liabilities				
Accrued liabilities	$	22,028	$	17,980
Revolving debt		1,668		14,953
Deferred revenues		19,282		63,126
Total current liabilities		42,978		96,059
Note payable		-		61,708
Convertible notes payable		281,303		289,603
Contingent obligations to issue future equity (SAFEs)		150,000		200,000
Common Stock		850		860
par value of $0.0001 per share; 11,000,000 shares authorized; 8,601,010 shares issued and outstanding as of December 31, 2017				
Additional paid-in capital		435,079		461,113
Accumulated deficit		(416,415)		(728,167)
Stockholders' equity (deficit)		19,514		(266,194)
Total Liabilities and Stockholders' Equity	$	493,795	$	381,176

The accompanying notes are an integral part of these financial statements.

Statements of Operations
(Unaudited)

| | Year Ended December 31, | |
	2016	2017
Revenues	$ 39,330	$ 52,116
Cost of revenues	43,884	19,599
	(4,554)	32,517
Operating expenses		
Sales & marketing expenses	129,027	119,502
Research & development expenses	82,124	74,963
General & administrative expenses	147,284	149,604
Total operating expenses	358,435	344,069
Operating loss	(362,989)	(311,552)
Other income	-	1,000
Income tax expense	(1,239)	(1,200)
Net loss	$ (364,228)	$ (311,752)

The accompanying notes are an integral part of these financial statements.

Statements of Stockholders' Equity
Years Ended December 31, 2016 and 2017
(Unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity / (Deficit)
	Shares	Amount			
Balances - December 31, 2015	8,500,000	$ 850	$ 415,817	$ (52,187)	$ 364,480
Stock-based compensation	-	-	19,262	-	19,262
Net loss	-	-	-	(364,228)	(364,228)
Balances - December 31, 2016	8,500,000	850	435,079	(416,415)	19,514
Issuance of Common Stock	101,010	10	12,413	-	12,423
Stock-based compensation	-	-	13,621	-	13,621
Net loss	-	-	-	(311,752)	(311,752)
Balances - December 31, 2017	8,601,010	$ 860	$ 461,113	$ (728,167)	$ (266,194)

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows
(Unaudited)

	Year Ended December 31,	
	2016	2017
Cash Flows from Operations		
Net loss	$ (364,228)	$ (311,752)
Adjustments to net loss		
Earned interest on founders' notes	(1,129)	-
Write-off of founders' notes	-	69,376
Accrued interest on note payable	-	558
Accrued interest on convertible notes	3,309	3,300
Stock-based compensation	19,262	13,621
Depreciation and amortization	32,303	36,464
Changes in assets and liabilities		
Other assets	(1,165)	(672)
Accrued liabilities	22,028	(4,048)
Deferred revenues	16,792	43,844
Total Cash Flows from Operations	(272,828)	(149,309)
Cash Flows from Investments		
Repayment of founder notes	192	-
Investment in software for internal use	(43,985)	(5,379)
Total Cash Flows from Investments	(43,793)	(5,379)
Cash Flows from Financing		
Increase (decrease) in revolving debt	222	13,285
Issuance of note payable	-	70,000
Repayment of note payable	-	(8,851)
Issuance of convertible notes payable	190,000	5,000
Issuance of Simple Agreement for Future Equity ("SAFE")	150,000	50,000
Issuance of Common Stock	-	12,423
Total Cash Flows from Financing	340,222	141,857
Total Cash Flows	23,601	(12,831)
Beginning Cash Balance	7,111	30,712
Ending Cash Balance	$ 30,712	$ 17,881

The accompanying notes are integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

Balloonr, Inc. ("Balloonr" or the "Company") was originally formed as an Ohio limited liability company on January 22, 2014. The Company was converted to a Delaware corporation on June 3, 2015 (the "Conversion" – see Note 2). The Company's headquarters are in San Francisco, California.

Balloonr provides a Software-as-a-Service ("SaaS") subscription that enables organizations to solicit input, feedback, insights and suggestions from employees, free of bias and political maneuvering. Employees submit their ideas and suggestions anonymously, so that ideas can be judged free of political or hierarchical considerations. Only after an idea has been decided upon may submitters reveal their identity, if they choose to do so.

Management Plans and Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. To date, the Company has not generated sufficient revenues from principal operations and has not yet proved the viability of its business model. Because losses will continue for the foreseeable future, the Company is reliant upon external financing to support its operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for the next year, as well as on an ongoing basis.

During the next 12 months, the Company intends to fund its operations through the sale of financial securities, which could potentially include Simple Agreements for Future Equity ("SAFEs"), convertible debt, conventional debt, Common Stock or Preferred Stock, as well as through working to increase revenues. If the Company cannot raise additional short-term capital, all of its cash may be consumed for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company or increase revenues and profits enough to sustain operations. If the Company is unable to obtain sufficient amounts of additional capital, management may be required to reduce the scope of planned operations, which could harm the operating results and financial condition and the Company. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include the values of capitalized software development costs, intangible assets, and accrued liabilities. It is reasonably possible that changes in estimates could occur in the near term.

Cash and Cash Equivalents

The Company maintains its cash on deposit with a well-established and widely known bank headquartered

in California, which management considers financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times, the Company may maintain balances in excess of the insured amount.

Cash equivalents include all highly liquid debt instruments purchased with an original maturity of three months or less.

Capitalization of Software Development Costs for Internal Use Software

The Company incurs software development costs to develop software programs to be used solely to meet internal needs for the Company's cloud-based applications used to deliver services. In accordance with Accounting Standards Codification ("ASC") 350-40, *Internal-Use Software*, the Company capitalizes development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. (See Note 5.)

Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred.

Intangible Assets

When the Company's predecessor, an Ohio limited liability company, was converted to a Delaware corporation, intangible assets, including the brand and technical know-how, were transferred to the Company. These assets have been recorded as other noncurrent assets on the Company's balance sheet. These intangible assets are being amortized over a period of 15 years, beginning on the date of conversion. (See Note 7.)

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between independent market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value. Observable inputs are inputs that market participants use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs, to the extent, and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the date of these financial statements. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include a Promissory Note payable, Convertible Notes payable, and Simple Agreements for Future Equity ("SAFEs"). Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for short amounts of time, and market circumstances have not changed materially since the instruments were originated.

Contingencies – Simple Agreements for Future Equity ("SAFEs")

The Company issued several Simple Agreements for Future Equity "SAFEs" in exchange for cash financing. These funds have been classified as long-term liabilities. (See Note 13.)

Under the SAFEs, the funds contributed by the investors will convert to shares of preferred stock in a priced preferred stock financing round, at a conversion price per share equal to the lesser of:

(i) the price per share of the newly issued preferred stock multiplied by (1 – the Discount Rate); or

(ii) the Valuation Cap, as defined by the various agreements and described below, divided by the number of shares and potential shares of Common Stock, on a fully diluted basis, outstanding immediately prior to the preferred stock financing.

If the Company undergoes a change of control, defined as a majority of outstanding equity shares being sold to parties other than the current stockholders, while the SAFEs remain outstanding, each SAFE holder will have the option of receiving his or her cash investment amount returned or receiving the number of shares of Common Stock purchased with his or her SAFE investment amount at the same price at which other shares of Common Stock are sold in the change of control.

If the Company dissolves or ceases operations, the SAFE holders, as a class, will have a preferential right to receive cash, up to the amount of their original investments, to the extent such funds are available to be paid, unless a SAFE holder notifies that the Company that he or she elects to receive shares of Common Stock purchased with his or her SAFE investment amount. Cash payments to SAFE investors in this situation would hold a preferential position to payments to the holders of Common Stock.

Additional Paid-In Capital

An early investor (the "Early Investor") invested cash in the predecessor limited liability company (the "LLC") for a 6% equity interest in the LLC. When the LLC was converted to a Delaware corporation, the investor's 6% equity interest was converted into shares of Common Stock in the Company, and the Early Investor's cash contribution, in excess of the value of the par value of the shares of Common Stock received, has been recorded as additional paid-in capital. (See Note 15.)

Revenue Recognition

The Company earns revenues by providing to customers access to its online platform and anonymous feedback tools, which it delivers via a Software-as-a-Service ("Saas") model. The Company recognizes revenues as they are earned, by providing access to customers over the periods of customer subscriptions.

Currently, subscription periods range from 1 month to 12 months. The Company collects payments for customer subscriptions upfront, in advance of delivery of its services. Fees that have been received, but not yet earned, are recorded as deferred revenues, a liability on the Company's balance sheet. The Company then recognizes revenues ratably over the periods of its customer subscriptions, as it earns revenues by providing access to its online platform and tools. (See Note 10.)

Income Taxes

The Company follows the guidance of ASC 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their reported amounts in the Company's financial statements at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. As of the balance sheet date, the Company has established a full reserve against all deferred tax assets. (See Note 14.)

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Recent Accounting Pronouncements

In May 2014, the United States Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers*. Under this pronouncement, revenue is to be recognized, when promised goods or services are transferred to customers, in amounts reflective of the consideration expected to be received from customers for those goods or services. The updated guidance will replace most existing revenue recognition guidance under United States generally accepted accounting principles ("U.S. GAAP"), when it becomes effective. Retroactive and cumulative effect transition methods are permitted. The updated standard will be effective January 1, 2018. Early adoption is permitted (after January 1, 2017). The Company is currently evaluating the effect the updated guidance will have on the Company's financial statements.

In February 2016, the FASB issued ASU 2016-2, *Leases*, which will require organizations that lease assets, referred to as "lesees", with lease terms greater than 12 months, to recognize, on their balance sheets, assets and liabilities for the rights and obligations created by those leases. The new standard will also require additional quantitative and qualitative disclosures to help investors better understand the amounts, timing and uncertainties of cash flows arising from leases. The new standard will be effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the effect this new standard will have on the Company financial statements.

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments*, which clarifies the guidance on eight specific cash flow issues. This guidance will be effective on January 1, 2018, with a full retrospective approach, with early adoption permitted. The Company is currently evaluating the impact this new guidance will have on its statement of cash flows.

NOTE 3 – CASH

Substantially all of the Company's cash is held in a large, widely recognized bank, which is insured by the FDIC, and which management considers financially stable and reliable. Cash balances were approximately $31,000 and $18,000 as of December 31, 2016 and 2017, respectively.

NOTE 4 – OTHER CURRENT ASSETS

Other current assets consist of deferred costs directly associated with deferred revenues. (See Note 10.) Such deferred direct costs of revenues totaled approximately $1,000 and $2,000 as of December 31, 2016 and 2017, respectively.

NOTE 5 – CAPITALIZED SOFTWARE DEVELOPMENT COSTS

Capitalized software development costs consist of the costs incurred to add new features and functionality to the Company's existing platform, through which the Company delivers its services. These capitalized costs are amortized over a period of five years.

Net capitalized software development costs were approximately $42,000 and $37,000 as of December 31, 2016 and 2017, respectively. Approximately $6,000 and $10,000 was recognized as amortization expense, related to capitalized software development costs, during the year ended December 31, 2016 and 2017, respectively.

NOTE 6 – NOTES RECEIVABLE, FOUNDERS

The Company made loans to two cofounders, which when combined with accrued interest, totaled approximately $69,000 as of December 31, 2016. During the year ended December 31, 2017, the Company forgave this indebtedness and canceled the related notes receivable. This cancellation of the notes receivable resulted in the recognition of an expense of approximately $69,000 in the Company's Statement of Operations for the year ended December, 31, 2017.

NOTE 7 – OTHER NONCURRENT ASSETS

Other noncurrent assets consist of intangible assets transferred from the LLC to the Company in the Conversion. Such intangible assets totaled approximately $391,000 on June 3, 2015, the date of the Conversion. These intangible assets are being amortized over a period of 15 years. The Company recognized approximately $26,000 and $26,000 in amortization expense, related to these intangible assets, during the year ended December 31, 2016 and 2017, respectively. The balance, net of accumulated depreciation, of these intangible assets, totaled approximately $350,00 and $324,000 as of December 31, 2016 and 2017, respectively.

NOTE 8 – ACCRUED LIABILITIES

Accrued liabilities consist primarily of accrued payroll and related costs and rent. Such accrued amounts totaled approximately $22,000 and $18,000 at December 31, 2016 and 2017, respectively.

NOTE 9 – REVOLVING DEBT

Revolving debt represents amounts due on the Company's credit card for purchases made. Total outstanding credit card balances were approximately $2,000 and $15,000 at December 31, 2016 and 2017, respectively.

NOTE 10 – DEFERRED REVENUES AND DEFERRED COST OF REVENUES

Balloonr earns revenues by providing to customers access to its online platform and anonymous feedback tools, which it delivers via a Software-as-a-Service ("Saas") model. The Company recognizes revenues as they are earned, by providing access to customers over the periods of customer subscriptions. The Company collects payments for customer subscriptions upfront, in advance of delivery of services. Fees that have been received, but not yet earned, are recorded as deferred revenues, a liability on the Company's balance sheet. The Company then recognizes revenues ratably over the periods of its customer subscriptions, as it earns revenues by providing access to its online platform and tools. Deferred revenue balances totaled approximately $19,000 and $63,000 as of December 31, 2016 and 2017, respectively.

The direct costs of sales are accounted for as deferred costs of revenues, which are classified as other current assets on the balance sheet. (See Note 4.) Deferred costs of revenues are converted to cost of revenues ratably over the subscription periods of the associated revenues. Deferred costs of revenues totaled approximately $1,000 and $2,000 as of December 31, 2016 and 2017, respectively.

NOTE 11 – PROMISSORY NOTE

In June 2017, the Company borrowed $70,000 from a lender (the "Lender"), under a Promissory Note, which requires 12% simple interest per annum to be paid on the outstanding debt. The Promissory Note requires fully amortizing loan repayments, with the full amount of principal and interest to be repaid by September 2018. As of December 31, 2017, the remaining balance of principal and unpaid interest on the Promissory Note was approximately $61,000. (See Note 16.)

In conjunction with the Promissory Note, the Company issued to the Lender a warrant (the "Warrant") to purchase shares of Common Stock in an amount equal to seven tenths of one percent (0.7%) of the outstanding shares of Common Stock immediately prior to the exercise of the Warrant.

NOTE 12 – CONVERTIBLE NOTES PAYABLE

Since inception, the Company has raised $280,000 cash in exchange for several convertible notes payable (collectively, the "Notes"). Principal and interest under the Notes are convertible into Common Stock, at the option of the holders of the Notes, or are automatically convertible into Preferred Stock upon a "Qualified Equity Financing" (as defined). The Notes are structured similarly to each other, but have varying terms, a described below.

Nine of the Notes accrue interest at 5% per annum. One of the Notes accrues interest at 2% per annum, and one accrues interest at 6% per annum.

If the Company consummates a Qualified Equity Financing (defined as selling shares of Preferred Stock with gross proceeds ranging from $500,000 to $1,000,00, as specified in each of the Notes), all principal

and accrued interest under the Notes shall automatically convert into Preferred Stock. The price per share at which the Notes convert is the lower of:

(i)   a Discount from the price paid by the incoming Preferred Stock investors; or

(ii)   a price equal to the Valuation Cap divided by the number of fully diluted outstanding shares of Common Stock and common stock equivalents, immediately prior to the conversion.

Among the Notes, the Discount ranges from 0% to 20%, as specified in the Notes, and the Valuation Cap ranges from $1,000,000 to $5,000,000.

The Notes are voluntarily convertible into Preferred Stock, at the option of the holders, if the Company sells Preferred Stock in a transaction that does not constitute a Qualified Equity Financing. In such a voluntary conversion, the Notes so converted shall convert into Preferred Stock at the prevailing price per share of Preferred Stock at the time of conversion.

As of December 31, 2017, approximately $10,000 of interest had accrued under the Notes.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Simple Agreements for Future Equity ("SAFEs")

To date, the Company has issued three Simple Agreements for Future Equity ("SAFEs") in exchange for $200,000 cash financing.

Under the SAFEs, the funds contributed by the investors will convert to shares of preferred stock in a priced preferred stock financing round, at a conversion price per share equal to the lesser of:

(i)   the price per share of the newly issued preferred stock multiplied by (1 – the Discount Rate); or

(ii)   the Valuation Cap, as defined by the various agreements and described below, divided by the number of shares and potential shares of Common Stock, on a fully diluted basis, outstanding immediately prior to the preferred stock financing.

For two of these SAFEs, the Discount Rate is 20%, and the Valuation Cap is $8,000,000. The third SAFE has a variable Valuation Cap, approximating $3,000,000, and the Discount Rate is 20%. As of the date of these financial statements, there has not been any priced preferred stock round of financing that would trigger a conversion of the SAFE funds to preferred stock.

The Company has accounted for its SAFE investments as liability derivatives under the Financial Accounting Standards Board's ("FASB's") Accounting Standards Classification ("ASC") section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. As of June 30, 2017, the fair values of the SAFEs are equal to their face amounts, that is the amounts of initial investment, as evidenced by the SAFE amounts being transacted in recent arm's length transactions with unrelated parties.

Litigation

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

NOTE 14 – INCOME TAXES

The following table presents the current and deferred income tax accruals for federal and state income taxes for the year ended December 31, 2017.

Current income tax expense (benefit)		
State franchise tax expense	$	1,200
Total	$	1,200
Deferred tax asset (liability)		
Federal deferred income tax asset	$	131,000
State deferred income tax asset		39,000
Valuation allowance		(170,000)
Total net asset recognized		-
Total current income tax expense (benefit)	$	1,200

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31, 2017:

Deferred tax asset attributable to:		
Net operating loss carryover	$	166,760
Accrued expenses		3,240
Valuation allowance		(170,000)
Net deferred tax asset recognized	$	-

As of December 31, 2017, under the "Tax Cuts and Jobs Act (TCJA) of 2017", the Company has approximately $131,000 in deferred income tax assets for federal income taxes and approximately $39,000 of deferred income tax assets for state income taxes. Such deferred tax assets are derived from the Company's ongoing losses, and they can be carried forward to offset and reduce future income and future income tax liability.

Because of the very early stage of the Company and the significant uncertainty regarding future income and the ability to utilize the deferred tax assets, a 100% valuation allowance has been recorded to reduce the amount of recognized deferred tax assets to zero. The need for this valuation allowance will be reconsidered, and the valuation allowance potentially can be removed, in the future, if the Company demonstrates the ability to earn profits and utilize its deferred tax assets.

NOTE 15 – STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 11,000,000 shares of Common Stock.

As of December 31, 2017, 8,601,010 shares of Common Stock are issued and outstanding. Of this amount, 7,990,000, or approximately 93%, is held by the Company's two cofounders, both of whom remain active in the daily management of the Company.

Additional Paid-In Capital

Additional paid-in capital totaled approximately $435,000 and $461,000 as of December 31, 2016 and 2017, respectively.

Additional paid-in capital at December 31, 2017 consists of intellectual property valued at approximately $392,000, contributed by the cofounders when the LLC was converted into the Company (see Notes 1 and 2.); approximately $37,000 of cash contributed by investors; and approximately $33,000 of stock-based compensation expense, related to stock options granted to employees, with corresponding credits to additional paid-in capital.

Since inception, the Company has granted options and warrants to purchase 649,905 shares of Common Stock. These options have exercise prices equal to $0.12299 and terms of 10 years. To date, options have been exercised to purchase 101,010 shares of Common Stock. All other options remain outstanding.

NOTE 16 – SUBSEQUENT EVENT

Subsequent to December 31, 2017, the Company has renegotiated its Promissory Note with the Lender. (See Note 11.) Accordingly, the Promissory Note and the associated Warrant have been replaced with a new Promissory Note (the "New Note") and a new Warrant (the "New Warrant").

The principal amount under the New Note is approximately $59,000, the remaining principal not yet paid under the previous Promissory Note. The interest rate under the New Note is 15% per annum. The term of the repayment period of the New Note is extended through April 2020. The New Warrant gives the Lender the right to purchase 1.4% of the outstanding Common Stock of the Company (at the time of exercise).

****



Company Name	Balloonr
Logo	
Headline	
Cover photo	

Hero Image



Tags

Women Founders, Tech, SAAS, Machine Learning, B2B

Pitch text

Deal Highlights

- SaaS platform to improve enterprise collaboration and decision-making by removing costly biases and surfacing anonymous ideas and feedback.
- Annual SaaS subscriptions with BMW, Capital One, Thumbtack, LA Angels, and others. Upcoming paid pilots with Google and Airbnb.
- $250k Annual Recurring Revenue; $1M in projected expansions with current customers; $3.4M inbound sales pipeline.

- Dartmouth-Carnegie Mellon founding team. CEO is a public health researcher and designed national behavior change campaigns for government agencies.

- $765k raised to date from Wavemaker Partners, 500 Startups, DreamIt Ventures, and others.

- 500 Startups Batch 19 Alumni

- Featured in CNN, The Ringer, Crunchbase, Bloomberg, among others.

Bad data and decisions cost businesses billions.

Our business tools and processes -- collaboration tools, meetings, surveys, emails, etc. -- are broken. They don't address the way our brains *actually* work in a group setting.



GROUP DYNAMICS
DOZENS OF COGNITIVE BIASES
CORPORATE CULTURE
FEAR OF FAILURE / NO PSYCHOLOGICAL SAFETY

As a result, **companies don't get the *right* data**, resulting in:







BAD DECISION-MAKING **STALLED INNOVATION** **WASTED TIME**

This oversight in our collaboration tools and processes hits *every* company's bottom line in almost *every* part of the organization.

Balloon Unreachable Knowledge

Balloonr is a platform -- designed and built on science and research -- to address how humans *actually* share information and make decisions. By removing the most costly cognitive biases (groupthink, anchoring, pattern recognition, gender bias, etc.) from collaboration, Balloonr is able to surface previously **unreachable** knowledge.



Microsoft
BALOONRS
GROUPS
USERS
BALOONRS (7)
START NEW BALOONR
2d 11h left to launch
Discussion topics for our upcoming quarterly meeting.
ZACK KRAILLER
2d 11h left to launch
Project S5 Retrospective: What didn't work well?
MY BALOONR
3d 19h left to launch
How can we expand our product line to better leverage existing corporate partnerships?
5d 3h left to launch
We're always looking to improve. Launch your feedback here!
THE BALOONR TEAM
1d 11h left to launch
New milk campaign in progress. To me, milk is...
LINDSEY PHILLIPS

How It Works



1 Start a balloonr (question, prompt, or topic) and invite a group
2 Anonymously launch, collaboratively evolve, and pump up balloons (content)
3 Get a prioritized list of top information and insights

The Big Opportunity: We Are Creating The ***True*** Dataset

By leveraging our unique and less-biased dataset, Balloonr will serve as a platform for software applications to deliver high-value customer insights.



Balloonr Touches All Parts Of An Organization

EXECUTIVE TEAMS

Save time without having to get the whole executive team in the same room for leadership roundtables

As we seek to shape the future culture of our company, what should be most highly valued?

Collaboratively establish unbiased priorities for strategic plan

What should be our top priority for Q1 2018?

Drive diversity of thought and make innovation a company-wide, inclusive, effort

How can we improve our collaborative spaces?

PEOPLE OPERATIONS

Share best practices and process improvement recommendations between groups

How has your Employee Resource Group fostered a supportive community around professional advocacy and advancement?

Surface insights, context, and proposed solutions that go beyond employee engagement survey results

What company language did you find hard to understand when starting here?

Reach a new level of transparency and vulnerability, without the high level of effort required for focus groups and interviews

When evaluating performance, how do we consider the diversity in the types of work done across the peer group to avoid unfair comparisons?

PRODUCT / PROJECT

Conduct efficient, honest, and constructive project retrospectives, including with off-site partners, vendors, and clients

What didn't work well about Project XYZ?

Set feature prioritization without the fear of failure and judgement

If you could do so immediately, which feature would you want to promote from the backlog?

Collect unbiased feedback and suggestions for marketing materials or direction

How could the following brief better incorporate theme #4?

People Are Talking About Us



> "
>
> *It's like a "secret ballot" on steroids. The initial cloak of anonymity enables everything to be shared without reservations and for the best suggestions--regardless of origin--to float to the top....If knowledge is power, Balloonr may hold the keys to the kingdom. Because today, it's what you don't know that you don't know that can kill your business in no time at all.*

Inc.

> "
>
> *This could bring to light voices who aren't normally heard within a company, including people who aren't invited to meetings because they aren't seen as "expert" enough- resulting in more accurate calculations of value which could lead to promoting the best people, rather than the perceived best people or people with the loudest voices. This would improve organizational leadership and overall revenue.*



> "
>
> *Women no longer have to wonder if gender is why their idea was dismissed. Tools like Balloonr also put an end to "manpeating" — a practice where a female employee's idea is shot down, just to be accepted after a male employee immediately rephrases it.*

Bloomberg

Our Customers Are Industry Leaders

Our customers include teams, companies, and organizations from a wide range of functional areas and industries, including Fortune 50 companies, tech startups, mid-market technology companies, universities, pro sport teams, and hospitals.



Companies Are Seeing The Power

"

We were shocked by the 'humanness' of the information shared on Balloonr - the amount of new thinking. We would have never been able to get this level of insight.

CAPITAL ONE

"

Once you use Balloonr, it is impossible to imagine doing things the old way.

DARTMOUTH COLLEGE

"

Balloonr helped by making it so votes did not influence each other. If you see the CEO vote for something, then a lot of other people are like, 'OK well, I'm going to vote for that too.' Or if the CEO goes against an idea, if you see that, you're not going to vote for that, even if you might feel passionate about it. That type of influence was completely removed with Balloonr.

PROSPERWORKS

We Are Landing And Expanding Across The Enterprise

We have annual SaaS subscriptions with 15 initial customers. On top of the subscription fees, our service agreements typically include a small fee for customer success and optional services like single-sign-on integration. Subscription fees usually account for 70-80% of our deals.



$250K	**$500K**	**$1M**	**$3.4M**
Annual Recurring Revenue	Projected Q3 Annual Recurring Revenue	Projected Fiscal Year Expansions	Sales Pipeline

We use a "land-and-expand" strategy, closing pilots or first subscriptions with one team or division, then leveraging customer success and inside sales to expand the account.

7 months	**461%**	**541%**	**0**
Avg. time to expansion	Avg. increase in seat count	Avg. increase in Annual Contract Value	In-app growth tools

We Are Experiencing Huge Market Demand

Every group and company has this problem. Balloonr touches all parts of an organization and is industry-agnostic, so there is endless opportunity. Balloonr is currently used across diverse teams and functional areas, including:

- Agile
- Project management
- Product and user experience
- Process improvement
- People operations, HR, and talent

- Operations
- Marketing and communications
- Learning and development
- Innovation
- Executive and leadership
- Educators
- Diversity, inclusion, and belonging
- Cross-functional

Our customer base touches across many different industries, and to date, the majority of our customers have been inbound through earned media, customer referrals, and partnerships. We are first focused on priming the market and gaining early adopters.

We're bringing something new to the workplace.

We're creating a new category - our biggest competition is the status quo. We're replacing meetings, focus groups, green dot exercises, surveys, and antiquated idea/innovation platforms, and several collaboration platforms.

Our customers and the companies in our pipeline often say that they've always needed a product like this or the information and ideas that are surfaced.

Key Differentiators

- Eliminates cognitive biases (groupthink, anchoring, gender bias, etc.) and provides psychological safety
- Follows well-studied, research-supported best practices for how to get the best, most, and most diverse ideas and information from any group
- Prevents employee feelings of futility - all responses are visible, and top responses will be "ballooned" to top based solely on merit
- Is industry-agnostic and designed for Line of Business
- Uses a specialized staged flow with silos, anonymity, and real-time group collaboration to optimize for bias mitigation, productivity, and inclusive innovation

Our Investors

We are backed by incredible individuals and firms that have experience as both investors and as entrepreneurs themselves. They bring decades of experience both growing and investing in unicorns.

    

   

We Know What Companies Want And Need In This Space

Our v1 was a huge success. We have developed our product roadmap with significant customer input over the 1.5 years our application has been in-market. The 2nd version of the product is on track to launch in September 2018.

Crowdfunding is a key part of our current round of fundraising, which Wavemaker Partners is leading with a $250k investment. We are targeting $1M for total round (including crowdfunding), and we will use the investment to grow our team, bringing on a customer success team member to drive land and expand within companies, two to three engineers, and a second business development team member. This will accelerate our growth with v2 launch.

Key feature updates for v2 include:

- Significant user experience updates, including improved product flow
- Ready-to-use templates (which we call “flight plans”) organized by functional business areas and use cases
- Advanced analytics and reporting
- Advanced user segmentation, making it easier to engage the right audience for your use case
- Robust search, so all data and information is quickly accessible
- Integrations with collaboration tools, notification systems, enterprise identity management systems, and human resource information systems
- Image and file attachments
- External API
- Mobile applications for iOS and Android

Upcoming Milestones:

- 2018 September: Launch v2
- 2018 Q3: Reach $500k ARR
- 2019 Q1: Reach $1M in expansions from current customers

We are using AI to look across our unique, critical dataset.


Helium AI
EVALUATE BUY-IN ON KEY DECISIONS
FIND HIDDEN INNOVATION OPPORTUNITIES
SURFACE PAIN POINTS AND AREAS OF SUCCESS
PRINCIPLE PROTOTYPING
83
PROJECT MANAGEMENT
75
SICK DAY POLICY
64
SENTIMENT OVER TIME
GROWTH & PARTICIPATION

We're a Mission Driven Team. And We Don't Stop Until We Win.



Amanda Greenberg
CEO & CO-FOUNDER
Dartmouth College; Graduated first in class from #1 public health school in nation. Public health researcher and evaluation specialist - developed system-wide behavior change campaigns for the EPA and DOE. Managed $1M+ budgets and 50+ person teams.





Noah Bornstein
CTO & CO-FOUNDER
Carnegie Mellon University, Human-Computer Interaction and Computer Science. Developed Tibetan Language Learning App for the Dalai Lama; Developer and Designer for national political campaigns; IBM and Bloomberg.





Ray Wakiyama
GROWTH
Lead growth at **ElasticBox**



Natalie Vanderveen
DESIGN
Design Lead at **IBM Watson**



Jamie Bate
DEVELOPMENT
Development Lead at **TIDEPOOL**

Our Advisors



Carol Carpenter
VP @ GOOGLE



Justin Angsuwat
VP @ THUMBTACK



Howard Tullman
SERIAL ENTREPRENEUR
BALLOONR INVESTOR



Robert Krauss
DIR. GLOBAL SALES @
CENTURYLINK

A Note From Our Founders

First, hello and thank you for taking the time to learn more about Balloonr! We want to share more about our team, our story, and why we're unstoppable in creating this new category. We also look forward to getting to know you.

From Amanda (CEO & Co-Founder)

Before founding Balloonr, I was a public health researcher in DC that developed national behavior change campaigns for the U.S. Environmental Protection Agency and Department of Energy. My work was focused on translating science and research into national behavior change campaigns.

It was in that role, I noticed a huge problem with the way that we work. I needed to get critical ideas and feedback from my team. I tried all of the tools available to me - surveys, in-person meetings, various collaboration tools. I was met with low response rate, discussions dominated by louder, senior voices, and off-topic conversations. At the same time, something really surprising started happening. I started receiving one-off phone calls and from more junior team members. The ideas and feedback that they shared were game changing for our firm, so I started asking – why did you come directly to me versus all of these tools available to you? Their answers again shocked me: "I didn't know if my ideas were good enough or the right ones." "I was intimidated by other people." "I didn't see a good time to share them."

I dug into the research, and the findings shocked me. There is a system-wide, huge breakdown in the way that we work. All of our business tools and processes don't account for the way humans actually share information or make decisions – they don't account for what our brains do in a group setting. I became obsessed with solving this problem and left that position to found Balloonr.

From Noah (CTO & Co-Founder)

Before founding Balloonr, I developed and designed apps for IBM, Bloomberg, national political campaigns, and the Dalai Lama. My work has focused on designing and building products that result in organizational change and drive impact, and I love both delighting and surprising the user. I was experiencing and witnessing many of the same issues Amanda

outlined above, so we both left our previous positions to join forces to found Balloonr.

We've seen the power of Balloonr. We've seen the way that it changes teams, companies, and organizations. The new ideas and innovation, amplified voices, streamlined processes, and increased productivity – it is incredible and drives us everyday

We are obsessed with solving this problem and growing the Balloonr behemoth. We decided to launch this Republic campaign because our vision and mission aligns with Republic's – the best ideas (and companies) can come from anywhere. We hope that you invest today and take-off with us!



Amanda & Noah

Team

	Amanda Greenberg	CEO & Co-Founder
	Noah Bornstein	CTO & Co-Founder
	Ray Wakiyama	Growth
	Natalie Vanderveen	Design
	Jamie Bate	Engineering

	Howard Tullman	Advisor, Serial Entrepreneur
	Carol Carpenter	Advisor, VP Product Marketing @ Google
	Justin Angsuwat	Advisor, VP People @ Thumbtack
	Robert Krauss	Advisor, Dir. Global Sales @ CenturyLink

Perks

$100	A 'thank you' note from Balloonr team and Balloonr stickers.
$250	All of the above and your name featured on a very special investor page on the Balloonr website.
$500	All of the above and an invitation to a group on the Balloonr platform just for our investors.
$1,000	All of the above and a Balloonr branded sweatshirt.

FAQ

What is your exit strategy? Should we hit our aggressive growth targets over the next two years, we see our assets being valuable to any number of companies who frequently acquire companies similar in size/space. Targets include collaboration platforms (e.g., Slack) or surveying companies (e.g., SurveyMonkey, Qualtrics). We, however, are 100% focused on growing Balloonr into a $100M+ company.

BALOONR, INC.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by _____ (the "**Investor**") of $_____ (the "**Purchase Amount**") on or about _____, Baloonr, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is $8,000,000.

The "**Discount Rate**" is 20%.

See **Section 2** for certain additional defined terms.

1. *Events*

(a) **Equity Financing**. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and *provided further,* that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) **Liquidity Event**. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's

available funds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "**Dissolving Investors**"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" means the **sum**, as of immediately prior to the Equity Financing, of: (**1**) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other Safes, and (C) convertible promissory notes; **and** (**2**) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"**Conversion Price**" means the either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other Safes; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Pro Rata Rights Agreement**" means a written agreement between the Company and the Investor (and holders of other Safes, as appropriate) giving the Investor a right to purchase its *pro rata* share of private placements of securities by the Company **occurring after the Equity Financing**, subject to customary exceptions. *Pro rata* for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of Capital Stock owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

"**Safe Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating

the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. ***Miscellaneous***

(a) Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(b) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

BALOONR, INC.

By:_____

        Amanda Greenberg
        Chief Executive Officer

Address: 207 Bridgeway Avenue
           Unit B
           Sausalito, California
           94965

Email: amanda@baloonr.com

INVESTOR:

By: _____

Name:_____

Title:_____

Address:_____

_____

Email:_____

Hi - I'm Amanda Greenberg - the co-founder and CEO of Balloonr. We balloon unreachable ideas and wisdom.

Before founding Balloonr, I was a researcher, and it was in this role, that I noticed a huge problem with the way that we work.

Our business tools and processes don't address the way our brains *actually* work in a group setting.

They don't account for things like group dynamics, dozens of different cognitive biases, corporate culture, or a fear of failure. As a result, companies don't have access to the right data, the best, most innovative ideas, and the most honest feedback, and this costs companies billions.

That's why we built Balloonr - a platform based on science and research - to address how humans actually share information and make decisions.

Balloonr removes the most costly cognitive biases, promotes psychological safety, creates an idea meritocracy, and accelerates time to wisdom.

Someone starts a Balloonr, which is a question. They invite a group - small or large.

That group then goes through a special, staged workflow where participants are anonymously launching balloons (the ideas, the feedback, the information), discussing those balloons, completing a blind vote, and then seeing the top information and insights.

Although Balloonr is anonymous, users can claim their ideas and receive credit for their contributions.

Our customers include industry leaders - Fortune 50 companies, hospitals, government agencies, schools and universities, tech companies, and pro sports teams.

Not only is Balloonr used across industries, it also touches all parts of an organization - from surfacing new innovative product features at a major automaker to leading quality improvement at the top children's hospital in the nation.

We're a Dartmouth-Carnegie Mellon founding team that has built and designed products for IBM, Bloomberg, national political campaigns, and the Dalai Lama.

Data and ideas are the lifeblood of business.

Balloonr will be the platform to break through the barriers of collaboration to surface previously unreachable knowledge. The opportunities to build on this new, *true*, dataset are unbounded. I hope that you join us as an investor, and we look forward to taking off together.